Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

My Diabetes Health, Inc.
515 W. Grangeville Blvd.
Hanford, CA 93230
www.mydiabetestutor.com

Up to $1,234,999.08 in Series A Preferred Stock at $0.93
Minimum Target Amount: $19,999.65

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: My Diabetes Health, Inc.
Address: 515 W. Grangeville Blvd., Hanford, CA 93230
State of Incorporation: DE
Date Incorporated: May 04, 2023

Terms:

Equity

Offering Minimum: $19,999.65 | 21,505 shares of Series A Preferred Stock
Offering Maximum: $1,234,999.08 | 1,327,956 shares of Series A Preferred Stock
Type of Security Offered: Series A Preferred Stock
Purchase Price of Security Offered: $0.93
Minimum Investment Amount (per investor): $499.41

The Company may also continue to accept investments in a separate private offering of Series A Preferred Stock priced at $0.6672 per share.

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Series A Preferred Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Series A Preferred Stock.

Investment Incentives & Bonuses*

Loyalty Bonus: Loyal clients and previous investors in My Diabetes Health, Inc. will receive 5% bonus shares.

Time-Based Perks:

Early Bird 1: Invest $1,000+ within the first 2 weeks and receive 5% bonus shares.

Early Bird 2: Invest $5,000+ within the first 2 weeks and receive 7% bonus shares

Early Bird 3: Invest $10,000+ within the first 2 weeks and receive 10% bonus shares

Early Bird 4: Invest $25,000+ within the first 2 weeks and receive 12% bonus shares

Early Bird 5: Invest $50,000+ within the first 2 weeks and receive 14% bonus shares

Flash Perk 1: Invest $2,500+ between days 35 - 40 and receive 7% bonus shares.

Flash Perk 2: Invest $2,500+ between days 60 - 65 and receive 7% bonus shares.

Amount-Based Perks:

Tier 1 Perk: Invest $1,000+ and receive 2% bonus shares.

Tier 2 Perk: Invest $5,000+ and receive 4% bonus shares

Tier 3 Perk: Invest $10,000+ and receive 6% bonus shares

Tier 4 Perk: Invest $25,000+ and receive 8% bonus shares

Tier 5 Perk: Invest $50,000+ and receive 10% bonus shares

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

My Diabetes Health, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series A Preferred Stock at $0.93 / share, you will receive 110 shares of Series A Preferred Stock, meaning you'll own 110 shares for $93. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

My Diabetes Health, Inc. ("MDH" or the "Company") is a technology-enabled healthcare services company that provides certified diabetes education through a telehealth-first model. The Company's business model centers on delivering reimbursable, one-on-one virtual diabetes education sessions, remote patient monitoring, and device training services for insulin pump manufacturers, targeting underserved patient populations and high-risk segments within the U.S. healthcare system. Through partnerships with hospital systems, insurance providers, OEMs, and federally qualified health centers (FQHCs), the Company provides widespread access to critical diabetes self-management education. My Diabetes Health supports patients with all forms of diabetes—including Type 1, Type 2, gestational, and pre-diabetes—and offers content in multiple languages to overcome access barriers. Patients benefit from a seamless experience using one-click access with no downloads required, and sessions are covered 100% by Medicare, Medicaid, Tricare, and most private insurers. All educators are ADCES-certified clinicians, including registered nurses and dietitians.

Corporate Relationships: My Diabetes Health, Inc. (MDH) has contractual relationships with My Diabetes Tutor, Inc. (MDT), which is a Professional Corporation (PC) in the state of CA, wholly owned and led by founder and physician, Dr. Prem Sahasranam. The entities have an MSO (Managed Services Organization) to PC relationship, where MDH serves as the MSO for MDT. As an MSO, MDH provides many non-clinical services to MDT under a management agreement, including operations support and management services. MDH also holds certain protective rights under related agreements customary in a "Friendly PC" structure, which support its role as the primary beneficiary under ASC 810. For financial reporting purposes, MDT is consolidated with MDH under U.S. GAAP, as MDT qualifies as a variable interest entity for which MDH is the primary beneficiary. All investor funds are received and held solely by MDH, which earns fees and residual benefits from MDT's operations, which independently performs all clinical services. MDT is not a co-issuer in this offering and performs all clinical services independently under physician ownership.

Concurrent Offering: The Company is also conducting a separate private offering of Series A Preferred Stock under Rule 506(b) at a price of $0.6672 per share. As of November 24, 2025, the Company had sold approximately 2.93 million Series A Preferred shares for total proceeds of about $2.39 million, and the private offering may continue after the filing of this Regulation Crowdfunding offering.

Competitors and Industry

Industry: The Company estimates the diabetes education market in the U.S. is an approximate $18.1 billion opportunity, based on CDC diabetes prevalence and current Medicare reimbursement rates, with an estimated additional $4.7 billion in recurring annual revenue potential. Despite the clinical effectiveness of diabetes self-management education—shown to reduce A1C by an average of 0.73 percentage points—less than 7% of newly diagnosed patients receive education in their first year, and only 1.7% (as of 2012) of Medicare beneficiaries participate in their allowed education benefit in any given year. Access is particularly limited in rural and underserved regions, where My Diabetes Health is focused.

Competition: The diabetes education space includes wellness apps, virtual coaching programs, and disease-specific management platforms. Major players targeting employer-sponsored populations include Livongo, Vida Health, Virta

Health, Cecelia Health, and 9amHealth. However, My Diabetes Health operates primarily within the public payer segment (Medicare, Medicaid, Tricare), where competition is minimal. The Company believes it distinguishes itself by offering certified, reimbursable, one-on-one education across all types of diabetes, including Type 1 and gestational diabetes, which are often neglected by competitors. Its focus on regulatory-compliant billing and integration with health systems is believed to further set it apart.

Current Stage and Roadmap

Current Stage: My Diabetes Health is a fully operational business with a growing patient base and established billing infrastructure. The Company has served more than 8600 patients and held over 30,000 sessions. The Company currently provides virtual diabetes education and training services nationwide and partners with numerous health systems, insurers, FQHCs, and OEMs. The platform is demonstrating measurable clinical impact, with average A1C reductions of 1.6 points—more than twice the national average—and even greater results in specific populations.

Future Roadmap: The Company is targeting aggressive geographic expansion, entering three new states per year, while deepening partnerships across Medicaid, Medicare, and Tricare networks. Its mission is to become the leading diabetes education company in the US. Upcoming planned investments include enhancements to the platform's AI-powered engagement tools and expanding provider recruitment and referral systems to support potential nationwide scale.

The Team

Officers and Directors

Name: Prem Sahasranam

Prem Sahasranam's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Founder, CEO, CMO, and Chairman Board of Directors
  Dates of Service: March, 2025 - Present
  Responsibilities: Dr. Prem Sahasranam, is a Board-Certified Endocrinologist and Founder of My Diabetes Health, with over 20 years of experience caring for individuals with diabetes. My Diabetes Health, a nationally accredited, 1:1 Diabetes Self-Management Education and Support (DSMES) telehealth solution.

Other business experience in the past three years:

- Employer: Central Valley Endocrinology
  Title: Founder and Medical Director
  Dates of Service: August, 2007 - Present
  Responsibilities: Founded Central Valley Endocrinology in 2007, a state-of-the-art comprehensive endocrine practice in Central California that provides exceptional care for adults in the rural Hanford-Visalia area.

Name: Adam Albert Boris

Adam Albert Boris's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: COO
  Dates of Service: December, 2023 - Present
  Responsibilities: Manages the operations of the company, including sales and serves as a board member.

Other business experience in the past three years:

- Employer: TechCXO, LLC
  Title: Partner
  Dates of Service: September, 2014 - Present
  Responsibilities: Fractional executive services as COO, CEO and board member

Name: Neel Patel

Neel Patel's current primary role is with OM Pacific Capital, LLC. Neel Patel currently services 1-2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: July, 2025 - Present
  Responsibilities: Investor and Board Member of My Diabetes Health

Other business experience in the past three years:

- Employer: OM Pacific Capital, LLC
  Title: Founder and CEO
  Dates of Service: July, 2015 - Present
  Responsibilities: Founder, CEO and Chief Investment Officer of OM Pacific Capital.

Name: Gabe Woodward

Gabe Woodward's current primary role is with Woodward Diversified Capital. Gabe Woodward currently services 1-2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: October, 2025 - Present
  Responsibilities: Board Member and Investor

Other business experience in the past three years:

- Employer: Woodward Diversified Capital
  Title: Partner
  Dates of Service: March, 2020 - Present
  Responsibilities: Acting as a Financial Advisor as well as a General Partner in investing thru our private equity offerings.

Name: Dren Radoniqi

Dren Radoniqi's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CFO
  Dates of Service: February, 2026 - Present
  Responsibilities: Serves as Chief Financial Officer of My Diabetes Tutor, where he leads financial strategy, capital planning, and investor relations as the company scales its digital health platform and expands access to diabetes care.

Other business experience in the past three years:

- Employer: db2
  Title: Partner
  Dates of Service: October, 2023 - Present
  Responsibilities: Managing Partner of DB2 Advisors, a strategic finance firm advising growth and private equity-backed companies on capital strategy, financial operations, and M&A transactions.

Other business experience in the past three years:

- Employer: EY
  Title: Senior Executive
  Dates of Service: August, 2008 - October, 2023
  Responsibilities: Spent over 15 years advising multinational companies and private equity-backed businesses on financial reporting, transaction advisory, and complex cross-border finance initiatives.

Name: Sharon Stacey Johnston Chandran

Sharon Stacey Johnston Chandran's current primary role is with Footprints Investments. Sharon Stacey Johnston Chandran currently services 1-2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: October, 2025 - Present
  Responsibilities: Board Member

Other business experience in the past three years:

- Employer: Footprints Investments
  Title: CEO, Director
  Dates of Service: January, 2010 - Present
  Responsibilities: CEO, Director, and investment team member of the Chandran family office umbrella entity which manages and maintains all of the family's related entities and the group's global portfolios of investments.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current

corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Series A Preferred Stock in the amount of up to $1,234,999.68 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
The Series A Preferred Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Series A Preferred Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales

and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
My Diabetes Health, Inc. was formed on May 4, 2023. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. My Diabetes Health, Inc. has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that our product is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses,

and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

The Chief Executive Officer currently splits time between working for My Diabetes Health and another medical practice
The CEO of My Diabetes Health, Inc. (Dr. Prem Sahasranam) currently splits his time between managing and operating Central Valley Endocrinology (CVE), a separate medical practice he founded, and overseeing My Diabetes Health and its affiliated operations. Dr. Sahasranam estimates devoting approximately 30 hours per week to My Diabetes Health and its related management responsibilities and approximately 24 hours per week to Central Valley Endocrinology. Although he intends to increase his focus on My Diabetes Health—planning to devote roughly 80% of his time to the Company beginning in 2026 after hiring an additional physician at CVE—there is a degree of risk in investing in a company whose chief executive is not currently devoting all of his professional time to the Company.

Dependence on Physician-Owned Entity for Clinical Operations
Because certain diabetes-education services must be delivered through a physician-owned professional corporation (My Diabetes Tutor, Inc.), the Company, My Diabetes Health, Inc., relies on that entity to perform clinical activities under a management services agreement. My Diabetes Health does not own My Diabetes Tutor, Inc., and investors in this offering will not hold any ownership interest in that physician entity. Any disruption or termination of the management services agreement could adversely affect the Company’s operations and financial results.

Concurrent Private Offering May Affect This Offering
The Company is conducting a separate private offering of Series A Preferred Stock under Rule 506(b) at a price of $0.6672 per share. This private offering may continue while this Regulation Crowdfunding offering is open. Any additional sales in the private offering, which are at a lower price per share, will dilute investors in this offering and may materially affect the Company’s capitalization.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Prem Sahasranam	8,000,000	Common Stock	48.619%
Prem Sahasranam	267,214	Series A-1 Preferred Stock	

The Company's Securities

The Company has authorized Common Stock, Series A Preferred Stock, and Series A-1 Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,327,956 of Series A Preferred Stock.

Common Stock

The amount of security authorized is 22,167,550 with a total of 10,413,102 outstanding.

Voting Rights

One vote per share.

Material Rights

The total amount outstanding includes 2,413,102 shares to be issued pursuant to stock options, reserved but unissued.

Series A Preferred Stock

The amount of security authorized is 5,995,203 with a total of 2,930,154 outstanding.

Voting Rights

Each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock are convertible. Please see voting rights of securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Series A Preferred Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Series A Preferred Stock.

Dividends. The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation unless the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock.

Liquidation Rights. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders before any payment shall be made to the holders of Common Stock.

Holders of Preferred Stock also have the right to convert their shares into Common Stock, receive anti-dilution protection, and exercise certain consent rights over major corporate actions, as described in the Company's Amended & Restated Certificate of Incorporation.

For further information on the rights associated with the Company's securities, see the Amended & Restated Certificate of Incorporation and Amendment to the Amended and Restated Certificate of Incorporation attached to the Offering Memorandum as Exhibit F.

Series A-1 Preferred Stock

The amount of security authorized is 6,073,997 with a total of 6,073,975 outstanding.

Voting Rights

Each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock are convertible.

Material Rights

Dividends. The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation unless the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock.

Liquidation Rights. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders before any payment shall be made to the holders of Common Stock.

Holders of Preferred Stock also have the right to convert their shares into Common Stock, receive anti-dilution protection, and exercise certain consent rights over major corporate actions, as described in the Company's Amended & Restated Certificate of Incorporation.

What it means to be a minority holder

As a minority holder of Series A Preferred Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The Company is also conducting a separate private offering of Series A Preferred Stock at a lower price per share, and any additional sales in that offering will dilute investors in this Regulation Crowdfunding offering. Please see the Company Overview and Risk Factors sections of this Form C to learn more about how this may affect your investment.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Series A-1 Preferred Stock

Type of security sold: Equity
Final amount sold: $2,955,000.00
Number of Securities Sold: 6,073,997
Use of proceeds: General operations.
Date: June 06, 2025
Offering exemption relied upon: 506(b)

- Type of security sold: SAFE
  Final amount sold: $2,955,000.00
  Use of proceeds: General operations.
  Date: April 03, 2025
  Offering exemption relied upon: 506(b)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 8,000,000
  Use of proceeds: Founder Stock
  Date: May 18, 2023
  Offering exemption relied upon: Section 4(a)(2)

- Name: Series A Preferred Stock
  Type of security sold: Equity
  Final amount sold: $2,390,586.00
  Number of Securities Sold: 2,930,154
  Use of proceeds: General operations.
  Date: June 06, 2025
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

The accompanying financial statements are presented on a consolidated basis with My Diabetes Tutor, Inc., consistent with U.S. GAAP. My Diabetes Health, Inc. consolidates My Diabetes Tutor, Inc. under ASC 810 as the primary beneficiary of that variable-interest entity. All clinical operations are performed by My Diabetes Tutor, Inc., a physician-owned professional corporation.

<u>Revenue</u>

Revenue for fiscal year 2023 was $673.4K compared to $1.3M in fiscal year 2024.

Revenue increased by 91% as the Company invested in growing its State of California Physician Referral & Patient Encounter bases. The Patient Encounters grew to 9,540 visits (221%) in 2024 from 4,317 visits in 2023. The growth is believed to be attributed to new sales representative(s), the strong clinical results and increased California market penetration.

<u>Cost of Sales</u>

Cost of Sales for fiscal year 2023 was $213.4K compared to $486.9K in fiscal year 2024.

The COS components are variable in nature and have remained in line with projected costs per service at 38% for 2024 v. 32% for 2023. The 6.0% increase in COS can be directly attributed to the onboarding cost of additional Certified Education Providers (~$2.0K per part-time provides) in 2024.

Gross Margins

Gross margins for fiscal year 2023 were $460.2K compared to $798.0K in fiscal year 2024.

Gross Margin percentage was down to 62.1% in 2024 from 68.3% due to the changes in encounter mix and increased number of Provider headcount orientation costs. All our Encounter Service Type are priced in accordance with national Medicare Net Revenue Rates & our Nationally-Accredited Service COS are based upon the Per Encounter Cost basis. The consistent Encounter Rates & the variable nature of COS provides an average 64.2% Gross Margin for each of our Encounter Service Types. The onboarding of new Service Providers to support growth is the primary expense that has a negative drag on gross margins.

Expenses

Expenses for fiscal year 2023 were $1.2M compared to $2.1M in fiscal year 2024. The $985K increase in Operating Expenses in 2024 v. 2023 were mainly due to:

(a) $333K increase in Professional Services including Management, Provider Credentialing & Billing Services;

(b) $257K increase in Scheduler Wages & Virtual Assistants to handle volume increases;

(c) $233K increase in Director & Manager Wages; &

(d) $162K increase in Other Business Expenses to absorb growth.

Historical results and cash flows:

The Company is currently in the growth stage and generating $1.3M in Revenue for 2024. We are of the opinion that the historical cash flows will not be indicative of the revenue and cash flows expected for the future as we continue on our forecasted growth pattern, the business will become less dependent equity investments as we proceed toward a projected cash flow breakeven in Q2 2027. Past cash was primarily generated through SAFE equity investments. Our goal is to complete a $5.0M Series A which is expected to fund our operations through Q2 2027. Our Monthly Revenue target for Cashflow Break-even in June 2027 are planned to be $1.1M or $12.8M on annual run rate business.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of September 2025, the Company has capital resources available in the form of a line of credit for $55K outstanding from Rok Financial (fully drawn), a shareholder loan in the amount of $30K, and $16K cash on hand. As of 10/31/25, the Company's cash on hand totaled $150K. The Series A & A-1 lead investor funded the initial $1.5M of the $5.0M offering beginning May 2025 (with a funding of $350K).

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are not critical to our company operations. We have other funds and capital resources available in addition to the funds from this Regulation Crowdfunding campaign.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. Of the total funds that our Company has, 20% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum $1.0M offering amount, we anticipate the Company will be able to operate for an additional 5 months. This is based on a current monthly burn rate of $205K for expenses and an average burn rate of $185K for the next twelve months.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount $1.8M, we anticipate the Company will be able to operate for 10 months. This is based on a forward-looking twelve month average burn rate of $185K.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has $1.5M of $5.0M Series A-1 funded and seeking additional funding through a number of select family office(s), venture capital as well as existing investors.

Indebtedness

- Creditor: Dr. Prem Sahasranam
  Amount Owed: $30,500.00
  Interest Rate: 0.0%
  Amount outstanding is as of 6/30/25.

- Creditor: RoK Financial Line of Credit
  Amount Owed: $58,000.00
  Interest Rate: 6.0%
  Maturity Date: June 01, 2026
  Amount outstanding is as of 6/30/25.

- Creditor: Rok Financial Term Loan
  Amount Owed: $14,500.00
  Interest Rate: 6.0%
  Maturity Date: October 31, 2025
  Amount outstanding is as of 6/30/25.

Related Party Transactions

- Name of Person: Prem Sahasranam
  Relationship to Company: Director & Officer
  Nature / amount of interest in the transaction: $30,500
  Material Terms: In December 2023, the Company borrowed money from its shareholder, Prem Sahasranam, with no interest rate of and no maturity set. As of December 31, 2024, and December 31, 2023, the total outstanding balance of this loan was $30,500.

Valuation

Pre-Money Valuation: $18,058,024.83

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

Use of Proceeds

If we raise the Target Offering Amount of $19,999.65 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- Operations
  92.5%
  Support daily operational costs and vendor fees.

If we raise the over allotment amount of $1,234,999.08, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- Sales and Marketing

60.0%
Developing marketing collateral, direct phone outreach to physician practices, FQHC's, health systems, trade shows, social media campaigns/webinars, email campaigns, marketing consultants, etc.

- Operations Growth
  22.5%
  Onboarding additional educators, HR and Accounting resources, contractors, scheduling vendors, and SW licensing fees.

- Artificial Intelligence
  10.0%
  Implement AI chatbots to support patients between education sessions. Implement AI assistants to automate scheduling and provide logistics support.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.mydiabetestutor.com (www.mydiabetestutor.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/my-diabetes-health

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR My Diabetes Health, Inc.

[See attached]

MY DIABETES HEALTH, INC.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023, AND FOR THE YEAR ENDED DECEMBER 31, 2024 AND THE PERIOD FROM INCEPTION (MAY 4, 2023) TO DECEMBER 31, 2023

2024

(Unaudited)

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

SET
APART

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors
My Diabetes Health, Inc.
Hanford, California

We have reviewed the accompanying consolidated financial statements of My Diabetes Health, Inc. and My Diabetes Tutor, Inc. (collectively, the "Group"), which comprises the consolidated balance sheets as of December 31, 2024, and December 31, 2023, and the related consolidated statements of operations, consolidated statements of stockholders' equity, and cash flows for the year ending December 31, 2024, and for the period from Inception (May 4, 2023) to December 31, 2023, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the consolidated financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Group and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 9 certain conditions indicate that the Group may be unable to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might be necessary should the Group be unable to continue as a going concern.

SetApart Accountancy Corp.

November 10, 2025
Los Angeles, California

MY DIABETES HEALTH, INC.
CONSOLIDATED BALANCE SHEETS
(UNAUDITED)

As of December 31,		2024		2023
(USD $ in Dollars)				
ASSETS				
Current assets:				
Cash	$	130,792	$	862,212
Accounts Receivable		173,770		111,336
Total current assets		**304,562**		**973,548**
Total assets	**$**	**304,562**	**$**	**973,548**
LIABILITIES AND STOCKHOLDERS' DEFICIT				
Current liabilities:				
Accounts Payable	$	289,555	$	71,769
Credit Card		44,629		4,541
Shareholder Loan		30,500		30,500
Other Current Liabilities		80,349		40,587
Total current liabilities		**445,033**		**147,397**
Simple Agreement For Future Equity		2,526,821		1,738,804
Total liabilities		**2,971,854**		**1,886,201**
STOCKHOLDERS' DEFICIT				
Common stock	$	80	$	80
Additional Paid in Capital		100,270		100,270
Accumulated Deficit		(2,767,642)		(1,013,003)
Total stockholders' deficit		**(2,667,292)**		**(912,653)**
Total Liabilities and Stockholders' deficit	**$**	**304,562**	**$**	**973,548**

See accompanying notes to financial statements.

MY DIABETES HEALTH, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Years Ended December 31,	2024	For the period from inception (May 4, 2023) to December 31, 2023
(USD $ in Dollars)		
Revenues	$ 1,284,953	$ 673,567
Cost of services	486,929	213,359
Gross profit	798,024	460,208
Operating expenses		
General and administrative	1,982,907	1,115,097
Sales and marketing	163,257	46,433
Total operating expenses	2,146,164	1,161,530
Loss from operations	(1,348,140)	(701,322)
Interest Expense	-	-
Other Expenses	406,499	311,681
Loss before provision for income taxes	(1,754,639)	(1,013,003)
Benefit/(Provision) for income taxes	-	-
Net loss	**$ (1,754,639)**	**$ (1,013,003)**

See accompanying notes to financial statements.

MY DIABETES HEALTH, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

For Fiscal Years Ended December 31, 2024 and 2023

(USD $ in Dollars)	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Deficit
Inception date (May 4, 2023)	-	$ -	$ -	$ -	$ -
Issuance of common stock	8,000,000	80	100,270	-	100,350
Net loss	-	-	-	(1,013,003)	(1,013,003)
Balance at December 31, 2023	**8,000,000**	**80**	**100,270**	**(1,013,003)**	**(912,653)**
Issuance of common stock	-	-	-	-	-
Net loss	-	-	-	(1,754,639)	(1,754,639)
Balance at December 31, 2024	**8,000,000**	**$ 80**	**$ 100,270**	**$ (2,767,642)**	**$ (2,667,292)**

See accompanying notes to financial statements.

MY DIABETES HEALTH, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Years Ended December 31,		2024		For the period from inception (May 4, 2023) to December 31, 2023
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net loss	$	(1,754,639)	$	(1,013,003)
Adjustments to reconcile net loss to net cash used in operating activities				
Fair Value in Excess of Stated Value of Derivative Instrument		60,617	$	133,754
Changes in operating assets and liabilities:				
Accounts Receivable, net		(62,434)		(111,336)
Accounts Payable		217,786		71,769
Credit Card		40,088		4,541
Other Current Liabilities		39,762		40,587
Net cash used in operating activities		**(1,458,820)**		**(873,688)**
CASH FLOW FROM FINANCING ACTIVITIES				
Borrowing on Shareholder Loans		-		30,500
Borrowing on SAFEs		727,400		1,605,050
Capital Contribution		-		100,350
Net cash provided by financing activities		**727,400**		**1,735,900**
Change in Cash		(731,420)		862,212
Cash - Beginning of year		862,212		-
Cash - End of year	**$**	**130,792**	**$**	**862,212**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

My Diabetes Health, Inc. ("MDH" or the "Company") and My Diabetes Tutor, Inc. ("MDT," or the "PC," and together with MDH, the "Group") comprise the reporting entities included in these consolidated financial statements. The Company's headquarters are located in Hanford, California. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

My Diabetes Health, Inc., incorporated on May 4, 2023, in the State of Delaware, provides administrative, technology, and management services that support the delivery of telehealth-based diabetes care. The Company operates a digital health platform combining an app and online services designed to help individuals with Type 1, Type 2, and pre-diabetes manage their condition through education, monitoring, and professional support.

My Diabetes Tutor, Inc. is a California professional corporation through which licensed physicians deliver diabetes-related telehealth services. MDT is under common ownership and control with MDH and depends on MDH for substantially all non-clinical operations, staffing, technology, and funding.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Group's consolidated financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accounting and reporting policies of the Group conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Group has adopted the calendar year as its basis for reporting.

Use of Estimates

The preparation of consolidated financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

Cash includes all cash in banks. The Group's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Group's cash in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2024, the Group's cash did not exceed FDIC insured limits while as of December 31, 2023, the Group's cash exceeded FDIC insured limits by $429,624.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried net of allowance for expected credit losses. The allowance for expected credit losses is increased by provision charged to expense and reduced by accounts charged off, net of recoveries. The allowance is maintained at a level considered adequate to provide for potential account losses based on management's evaluation of the anticipated impact on the balance of current economic conditions, changes in character and size of the balance, past and expected future loss experience and other pertinent factors.

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instrument – Credit Losses.". This ASU, and the related ASUs issued subsequently by the FASB introduce a new model for recognizing credit loss on financial assets not accounted for at fair values through net income, including loans, debt securities, trade receivables, net investment in leases and available-for-sale debt securities. The new ASU broadens the information that an entity must consider in developing estimates of expected credit losses and requires an entity to estimate credit losses over the life of an exposure based on historical information, current information and reasonable supportable forecasts.

Allowance for credit losses for the years ended December 31, 2024 and December 31, 2023, amounted to $46,476 and $38,576, respectively.

Concentration of Credit Risk

The Group is subject to concentrations of credit risks primarily from cash and accounts receivable. At various times during the years, the Group may have bank deposits in excess of Federal Deposit Insurance Corporation insurance limits. Management believes any credit risk is low due to the overall financial strength of the financial institutions. Accounts receivable consists of uncollateralized receivables from customers/clients primarily located throughout the United States of America.

Promissory Notes and Term Loans

Promissory notes and term loans are initially recognized at the principal amount received, net of any debt issuance costs. Interest expense is recognized using the effective interest method. The Group evaluates debt for modifications or extinguishments and derecognizes the liability when legally released from the obligation.

Related Party Transactions

The Group identifies and discloses related party transactions in accordance with ASC 850 – Related Party Disclosures. Related parties generally include key management personnel, significant shareholders, board members, and entities under common control.

Transactions with related parties are conducted in the normal course of business and are recorded at the exchange amount established and agreed to by the parties. These may include loans, advances, or other funding arrangements.

Simple Agreement for Future Equity ("SAFE")

The Group has issued Simple Agreements for Future Equity ("SAFEs") to investors as a means of raising financing prior to an equity financing round. Under the terms of the SAFEs, upon the occurrence of an equity financing before termination of the agreement, the outstanding SAFE amount will automatically convert into shares of preferred stock. The number of shares issued upon conversion will be determined based on the lower of (i) the price implied by a valuation cap, or (ii) a discount to the price per share paid by new investors in the equity financing, as specified in the SAFE agreement.

In the event of a change of control or dissolution before conversion, SAFE holders are entitled to receive a cash payment equal to a defined "Cash-Out Amount," which is generally subordinate to the Group's outstanding indebtedness and certain other obligations, but senior to payments made to holders of common stock.

The Group has evaluated the terms of the SAFEs under ASC 480, Distinguishing Liabilities from Equity, and determined that the SAFEs represent obligations that are redeemable for cash or other assets upon the occurrence of certain events outside the control of the Group. Accordingly, the SAFEs are classified as liabilities and are measured at fair value, with changes in fair value recognized in the consolidated statement of operations each reporting period.

As of December 31, 2024 and 2023, the Group had $2,526,821 and $1,738,804, respectively, in SAFEs outstanding, which are presented as "Simple Agreement for Future Equity" in the accompanying consolidated balance sheets.

Income Taxes

The Group is a C corporation for income tax purposes. The Group accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Group records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Group records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes.

Accordingly, the Group recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Group recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Revenue Recognition

The Group recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Group expects to be entitled to in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Group performs the following five step analysis laid under Accounting Standard Codification ("ASC") 606, Revenue from Contracts with Customers: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the Group satisfies each performance obligation.

The Group earns revenues from the sale of consulting services aimed at supporting people with diabetes.

Fair Value of Financial Instruments

The carrying value of the Group's financial instruments included in current assets and current liabilities (such as cash, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1 - Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 - Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3 **-** Unobservable inputs reflecting the Group's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Cost of services

Costs of services include directly related payroll expenses and contracted services.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2024 and December 31, 2023, amounted to $163,257 and $46,433, which is included in sales and marketing expenses.

Variable Interest Entities

The Group evaluates its relationships with other entities to determine whether such entities should be consolidated under the variable interest entity ("VIE") model in accordance with ASC 810, Consolidation.

An entity is considered a VIE if it (i) lacks sufficient equity to finance its activities without additional financial support, or (ii) the equity holders, as a group, lack the characteristics of a controlling financial interest.

A VIE is consolidated by the reporting entity that is deemed to be its primary beneficiary.

The primary beneficiary is the entity that has both (a) the power to direct the activities of the VIE that most significantly affect its economic performance, and (b) the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE.

Management evaluates these criteria on an ongoing basis whenever events or circumstances indicate that the status of the VIE or the primary-beneficiary relationship may have changed.

As of December 31, 2024 and 2023, the Company has determined that My Diabetes Tutor, Inc., a professional corporation under common control, meets the definition of a variable interest entity and that the Company is the primary beneficiary. Accordingly, the financial statements of the VIE are consolidated with those of the Company. All intercompany balances and transactions have been eliminated in consolidation.

Subsequent Events

The Group considers events or transactions that occur after the balance sheet date, but prior to the issuance of the consolidated financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through the date the consolidated financial statements were issued.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Accounts payable consist primarily of trade payables while credit card liabilities refer to short-term liabilities towards the bank due to credit card usage. Other current liabilities primarily comprise payroll liabilities and accrued expenses.

4. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Group is authorized to issue 10,000,000 shares of Common Stock with $0.00001 par value. As of December 31, 2024 and 2023, 8,000,000 shares of Common Stock have been issued and are outstanding.

5. DEBT

Owner Loans

During the years presented, the Group borrowed money from the owners. The details of the loans from the owners are as follows:

					For the Year Ended December 31, 2024			For the Year Ended December 31, 2023		
Owner	Principal Amount	Interest rate	Borrowing Period	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness		Non-Current Portion	Total Indebtedness
Prem Sahasranam	$ 30,500	n/a	2023	n/a	$ 30,500	$ -	$ 30,500	$ 30,500	$ -	$ -
Total					$ 30,500	$ -	$ 30,500	$ 30,500	$ -	$ -

SAFE Agreement

The details of the Group's Simple Agreements for Future Equity ("SAFE") and the terms are as follows:

Simple Agreement For Future Equity	Principal Amount	Borrowing Period	Valuation Cap	Discount	As of December 31, 2024	As of December 31, 2023
SAFEs 2023	$ 1,605,050	Fiscal Year 2023	$7,000,000	N/A	$ 1,605,050	$ 1,605,050
SAFEs 2024	$ 727,400	Fiscal Year 2024	$7,000,000	N/A	727,400	-
Fair Value in Excess of Stated Value of Derivative Instrument					194,371	133,754
Total SAFE(s)					**$ 2,526,821**	**$ 1,738,804**

If there is an Equity Financing before the termination of the SAFEs, on the initial closing of such Equity Financing, the SAFEs will automatically convert into the greater of: (1) the number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the lowest price per share of the Standard Preferred Stock or (2) the number of shares of SAFE Preferred Stock equal to the Purchase Amount divided by the SAFE price. If there is a Liquidity Event before the termination of the SAFE, the investors will automatically be entitled to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase amount or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price. If there is a Dissolution Event before the termination of the SAFEs, the investor will automatically be entitled to receive a portion of Proceeds equal to the Cash out amount, due and payable to the investors immediately prior to the consummation of the Dissolution Event. The SAFE Agreement is considered a mandatorily redeemable financial instrument under ASC 480-10-15-8. Because the SAFE may require the issuer to redeem the instrument for cash upon a change of control, the agreement should be classified and recorded as a liability under ASC 480-10-25-8 because a change of control is an event that is considered not under the sole control of the issuer. Therefore, the SAFEs are classified as marked-to-market liabilities pursuant to ASC 480 in other long-term liabilities.

6. INCOME TAXES

The provision for income taxes consists of the following:

	For the year ended December 31, 2024	For the period from inception (May 4, 2023) to December 31, 2023
Net Operating Loss	$ (521,128)	$ (300,862)
Valuation Allowance	521,128	300,862
Net Provision for income tax	$ -	$ -

Significant components of the Group's deferred tax assets and liabilities are as follows:

As of Year Ended December 31,	**2024**	**2023**
Net Operating Loss	$ (821,990)	$ (300,862)
Valuation Allowance	821,990	300,862
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Group has determined that it is more likely than not that the Group will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2024, and December 31, 2023. The amount of the deferred tax assets to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ended December 31, 2024, the Group had federal cumulative net operating loss ("NOL") carryforwards of $2,767,642. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Group's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Group recognizes the impact of a tax position in the consolidated financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2024, and December 31, 2023, the Group had no unrecognized tax benefits.

The Group recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2024, and December 31, 2023, the Group had no accrued interest and penalties related to uncertain tax positions.

7. RELATED PARTY

In December 2023, the Group borrowed money from its shareholder, Prem Sahasranam, with no interest rate and no maturity set. As of December 31, 2024, and December 31, 2023, the total outstanding balance of this loan was $30,500.

8. COMMITMENTS AND CONTINGENCIES

Contingencies

The Group's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or losses of permits, which will have an adverse impact on the Group's operations and might result in an outflow of economic resources.

Litigation and Claims

From time to time, the Group may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2024, and December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Group's operations.

9. GOING CONCERN

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Group has a net operating loss of $1,348,140 an operating cash outflow of $1,458,820 and liquid assets in cash of $130,792, which is less than a year's worth of cash reserves as of December 31, 2024. The Group's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Group's ability to continue as a going concern in the next twelve months following the date the consolidated financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Group intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Group. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying consolidated financial statements do not include any adjustments that might result from these uncertainties.

10. VARIABLE INTEREST ENTITY ("VIE") – CONSOLIDATION OF PROFESSIONAL CORPORATION

The Company provides management and administrative services to My Diabetes Tutor, Inc. (the "PC"), a professional medical corporation through which licensed physicians deliver telehealth services. The PC is under common ownership and control with the Company and is dependent upon the Company for substantially all non-clinical operations and funding. The PC's equity investment is nominal and insufficient to finance its activities without the Company's support; accordingly, the PC meets the definition of a Variable Interest Entity under ASC 810.

Based on management's assessment, the Company has both (i) the power to direct the activities that most significantly affect the PC's economic performance and (ii) the obligation to absorb losses or the right to receive benefits that could potentially be significant. Therefore, the Company is the primary beneficiary and consolidates the PC.

All intercompany balances and transactions between the Company and the PC were eliminated in consolidation. The PC's operations are restricted by state law to the practice of medicine; the Company cannot access the PC's assets for its own benefit except through the management agreement. Management believes the consolidated presentation appropriately reflects the economic substance of the arrangement.

11. SUBSEQUENT EVENTS

The Group has evaluated subsequent events for the period from January 1, 2025, through November 10, 2025, which is the date the consolidated financial statements were available to be issued.

On June 6, 2025, the Group filed an Amended and Restated Certificate of Incorporation with the State of Delaware. The amended charter increased the Group's authorized capital to 20,983,502 shares of Common Stock, par value $0.00001, 10,570,400 shares of Preferred Stock, par value $0.00001 of which 4,496,403 are designated as Series A Preferred Stock and 6,073,997 shares are designated as Series A-1 Preferred Stock.

Subsequent to the balance sheet date, the Group completed the conversion of $2,955,000 of outstanding Simple Agreements for Future Equity ("SAFEs") into 6,004,877 shares of Series A-1 Preferred Stock.

There have been no other events or transactions during this time which would have a material effect on these consolidated financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

24 DAYS LEFT

Invest in My Diabetes Health

Empowering Diabetes Management Through Education

My Diabetes Health delivers insurance-covered telehealth diabetes education nationwide, having served 8,600+ patients with clinically significant results.

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This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


MY DIABETES TUTOR
SM
Addressing the Critical Gap in Diabetes Management

$372,298.70 Raised

REASONS TO INVEST

- **Addressing a Critical Gap:** 75% of patients struggle to manage diabetes, yet only 5–7% receive education in their first year. MDH's platform is designed to close this gap.

- **Experienced Leadership:** Led by Dr. Prem Sahasranam, a board-certified endocrinologist who scaled one of California's largest diabetes practices, and a seasoned healthcare executive team with demonstrated success.

- **Proven Clinical Impact:** Patients using MDH averaged a 1.6-point A1C improvement—more than twice the national average for diabetes education programs. This is clinically significant and has been shown to reduce the risk of serious complications such as nerve damage, kidney disease, and amputations.

The Company is also conducting a separate private offering of Series A Preferred Stock under Rule 506(b) at a price of $0.6672 per share. As of November 24, 2025, the Company had sold approximately 2.93 million Series A Preferred shares for total proceeds of about $2.39 million, and the private offering may continue after the filing of this Regulation Crowdfunding offering.

TEAM



Prem Sahasranam • Founder, CEO, CMO, and Chairman Board of Directors

Dr. Prem Sahasranam, who goes by Dr. Sahas, is a Board-Certified Endocrinologist and Founder of My Diabetes Health, with over 20 years of experience caring for individuals with diabetes. He is also a faculty member at Loma Linda University School of Medicine, Loma Linda, CA.

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Dren Radoniqi • Chief Financial Officer

Dren Radoniqi is a finance executive with more than 18 years of experience in financial leadership, corporate development, and transaction execution across private equity-backed and high-growth companies. Prior to joining My Diabetes Tutor as Chief Financial Officer, he spent 15 years in senior leadership roles at EY, advising private equity firms, portfolio companies, and multinational enterprises across the healthcare, technology, and energy sectors. Following EY, he served as a Strategic Advisor and Chief Financial Officer to several global technology and artificial intelligence companies, working closely with founders and investors on mergers and acquisitions, capital strategy, and enterprise value creation initiatives.

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Adam Albert Boris • COO

Healthcare Executive Partner with TechCXO
CEO at ICNet with successful exit of healthcare tech platform to Baxter

Grew company to serve over 1,200 hospitals

Hospital Board Member for past 12 years

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Neel Patel • Board Member

Neel Patel is CEO and Founder of OM Pacific Capital, a Multi-Family Office. He started the firm in 2015. They manage a significant amount of capital for 30 families including his own family, across all asset classes including Equities, Fixed Income, Hedge Funds, Private Equity, Real Estate, Crypto, Venture Capital and Private Credit. Neel started to invest directly in venture backed companies starting in 2015 through their Venture Capital Arm of his firm. They invest at seed and Series A. Sectors include: Technology, i.e. saas companies, artificial Intelligence, Healthcare/Health-tech, Real Estate Tech and Fin-tech. Some of the companies they have invested in are: Snowflake (IPO'd), Guardant Health (IPO'd), Coinbase (IPO'd), Whiterabbit.ai (still private), and Zoom (IPO'd) to name a few. Neel spent 10 years at Merrill Lynch in their ultra high net worth group and Institutional division.
These prior investments are independent of My Diabetes Health and do not reflect or predict any potential return on this offering.

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Gabe Woodward • Board Member

Mr. Woodward is a partner and co-founder of Woodward Diversified Capital, a family wealth management and private equity investment firm, founded in March 2020. Prior to co-founding WDC, Mr. Woodward worked from March of 2005 thru March of 2020 at Bank of America and Wells Fargo where he spent the final years as a SVP-Private Wealth Advisor. Mr. Woodward has served on the board of numerous companies and non-profits in the past, including Genelux Corporation (GNLX) where he served during its IPO. In addition to My Diabetes Tutor, Mr. Woodward currently serves on the boards of Aeromics, a Thousand Oaks, CA, based clinical trial stage stroke therapeutics company, and Fundare Resources, a Denver, CO based oil and gas company. Mr. Woodward and his wife, Staci, have owned The Bakersfield Swim Academy since 2012. Mr. Woodward is a former competitive swimmer for Team USA. Mr. Woodward holds a B.A. in social sciences with an emphasis in History from The University of Southern California.

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Sharon Chandran • Board Member

Sharon Chandran began her career in Oil & Gas. Over a decade, she held various managerial roles, culminating as Executive Director of a publicly listed company in Singapore. She currently is CEO of her family office, overseeing a myriad of investments across multiple industries and asset classes.

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" The demand is there...the service and product is really needed.
Kevin O'Leary

Personal opinion expressed during an issuer webinar, not investment advice or an investment recommendation.

Kevin O'Leary is a paid spokesperson for StartEngine. He is not endorsing My Diabetes Tutor as an investment. See startengine.com/17b.
This Reg CF offering is made available through StartEngine Primary, LLC, member FINRA/SIPC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment

THE PITCH

My Diabetes Health, Inc. (MDH) partners with My Diabetes Tutor, Inc. (MDT), a physician-owned professional corporation, under a managed services agreement to utilize its tech-enabled telehealth platform to deliver accredited diabetes education to patients across the U.S through its managed services agreement. Through insurance-covered, one-on-one virtual sessions, MDT is designed to help patients achieve better health outcomes while enabling health systems and insurers to reduce costly complications. Serving all diabetes types and offering multi-language support, MDH has delivered clinically meaningful A1C reductions with the majority of its patients with over 8,600 patients to date.


Helping Patients Take Back Control of Their Diabetes
Personalized, one-on-one education and support proven to help patients successfully manage their diabetes and overall health.

THE PROBLEM & OUR SOLUTION

The Problem: The U.S. faces a growing diabetes crisis, with over 38 million Americans affected. The cost of care is staggering, reaching over $412 billion annually, and rising. Despite the critical need for education, the traditional healthcare system fails to deliver it effectively, with only 5–7% of eligible patients receiving it. This leaves a significant portion of the population without the tools to manage their condition, leading to deteriorating health and skyrocketing costs for both patients and healthcare providers.

Our Solution: My Diabetes Health addresses this problem by providing an accessible, effective, and scalable platform for accredited diabetes education. Our telehealth model removes traditional barriers like location, language, and availability, making it easier for patients to get the support they need. Our one-on-one sessions are tailored to each individual, helping them achieve measurable health improvements and empowering them to take control of their diabetes. Over 40% of our educators speak Spanish and other languages. Patients simply click a link to connect with accredited clinicians, available in multiple languages, to support Type 1, Type 2, pre-diabetes, and gestational diabetes care.


Empowering Patients, Providers, and Payers
Our programs provide significant and measurable benefits for patients, providers, payers, and all other stakeholders in the diabetes healthcare landscape.
Patients
Get personalized, one-on-one, easy-to-access online coaching with a qualified clinician.
Providers
Help your patients independently manage their conditions and improve treatment outcomes while increasing your organization's success rates.
Payers
Inspire and facilitate proactive condition management to keep your members healthy and reduce healthcare costs.

THE MARKET & OUR TRACTION

The U.S. market for diabetes education is valued at approximately $18.1 billion, with an estimated additional $4.7 billion in recurring annual potential. Currently, 15.5 million patients are eligible, unserved, and could benefit from these services (immediate addressable market). MDH's primary focus on underserved Medicare, Medicaid, and Tricare populations—40% of the insured U.S. population—positions it in a less crowded competitive segment. Since launch, MDH has delivered meaningful clinical results, averaging 1.6-point A1C improvement, with convenient access wherever and whenever our patients need us. My Diabetes Health believes it's uniquely positioned to capture a significant share of this market. We are a business with a strong financial foundation.

Traction to Date:

- **$2.1M in revenue** in 2025 with a 61% gross margins and 200% anticipated annual revenue growth in 2026 (based on internal forecasts)*.
- **8,600+ patients served** with clinically meaningful A1C reductions, with **over 30,000** total patient visits to date.
- **Accredited by the Association of Diabetes Care & Education Specialists.**
- **Partnerships** with leading health systems, FQHCs, insurers, and insulin pump manufacturers, Medtronic, Insulet, Tandem.

**These projections reflect the Company's internal operating plan and are not guarantees of future results. Actual results may differ.*

WHY INVEST

My Diabetes Health aims to make life-saving diabetes education accessible nationwide while operating in a large, under-served, and reimbursable market. With demonstrated clinical results, a scalable model, and an experienced leadership team, MDH believes it's positioned to expand its reach to millions who need better diabetes management support.

WHY NOW?

The shift to telehealth, accelerated by the COVID-19 pandemic, has created a tailwind for digital health solutions. Payers and patients are now embracing virtual care, and legislative changes have made it easier to get reimbursed for these services. Our belief if that this is not just a temporary trend; it's potentially a permanent transformation of healthcare delivery.

We believe our focus on accredited, personalized, one-on-one education sets us apart from generic apps or group-based programs. We are one of the few platforms that delivers a high standard of care, leading to better clinical outcomes and supporting our mission to make us the preferred choice for patients, payers and providers looking for a cost-effective, clinically proven solution.

ABOUT

HEADQUARTERS
**515 W. Grangeville Blvd.
Hanford, CA 93230**

WEBSITE
View Site

My Diabetes Health delivers insurance-covered telehealth diabetes education nationwide, having served 8,600+ patients with clinically significant results.

TERMS

My Diabetes Health

Overview

PRICE PER SHARE
$0.93

VALUATION
$18.06M

DEADLINE
May. 1, 2026 at 6:59 AM UTC

FUNDING GOAL
$20K - $1.23M

Breakdown

MIN INVESTMENT
$499.41

OFFERING TYPE
Equity

MAX INVESTMENT
$1,234,999.08

SHARES OFFERED
Series A Preferred Stock

MIN NUMBER OF SHARES OFFERED
21,505

MAX NUMBER OF SHARES OFFERED
1,327,956

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Circular

Offering Memorandum

Financials

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$304,562	$973,548
Cash & Cash Equivalents	$130,792	$862,212
Accounts Receivable	$173,770	$111,336
Short-Term Debt	$445,033	$147,397
Long-Term Debt	$2,971,854	$1,886,201
Revenue & Sales	$1,284,953	$673,567
Costs of Goods Sold	$486,929	$213,359
Taxes Paid	$0	$0
Net Income	-$1,754,639	-$1,013,003

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

The Company may also continue to accept investments in a separate private offering of Series A Preferred Stock priced at $0.6672 per share.

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Series A Preferred Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Series A Preferred Stock.

Investment Incentives & Bonuses*

Loyalty Bonus: Loyal clients and previous investors in My Diabetes Health, Inc. will receive 5% bonus shares.

Time-Based Perks:

Early Bird 1: Invest $1,000+ within the first 2 weeks and receive 5% bonus shares.

Early Bird 2: Invest $5,000+ within the first 2 weeks and receive 7% bonus shares

Early Bird 3: Invest $10,000+ within the first 2 weeks and receive 10% bonus shares

Early Bird 4: Invest $25,000+ within the first 2 weeks and receive 12% bonus shares

Early Bird 5: Invest $50,000+ within the first 2 weeks and receive 14% bonus shares

Flash Perk 1: Invest $2,500+ between days 35 - 40 and receive 7% bonus shares.

Flash Perk 2: Invest $2,500+ between days 60 - 65 and receive 7% bonus shares.

Amount-Based Perks:

Tier 1 Perk: Invest $1,000+ and receive 2% bonus shares.

Tier 2 Perk: Invest $5,000+ and receive 4% bonus shares

Tier 3 Perk: Invest $10,000+ and receive 6% bonus shares

Tier 4 Perk: Invest $25,000+ and receive 8% bonus shares

Tier 5 Perk: Invest $50,000+ and receive 10% bonus shares

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

My Diabetes Health, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series A Preferred Stock at $0.93 / share, you will receive 110 shares of Series A Preferred Stock, meaning you'll own 110 shares for $93. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

ALL UPDATES

04.01.26

ADCES DSMES Accreditation Renewed


MY DIABETES TUTOR
ADCES DSMES Accreditation: Annual Review Update
ADCES
Association of Diabetes Care & Education Specialists
Accreditation continued following submission and review of the Annual Status Report

We're pleased to share that My Diabetes Tutor has successfully maintained its accreditation with the Association of Diabetes Care & Education Specialists for Diabetes Self-Management Education and Support (DSMES). The accreditation has been renewed following submission and review of our Annual Status Report in accordance with ADCES requirements.

While this milestone happens behind the scenes, it plays an important role in how we operate. Maintaining accreditation requires consistent adherence to clinical, operational, and reporting standards.*

We appreciate your continued support as we move forward.


MY DIABETES TUTOR
I'm ready to invest

This Reg CF offering is made available through StartEngine Primary, LLC, member FINRA/SIPC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

** This accreditation relates specifically to our DSMES program and does not constitute an endorsement of the company or any investment offering. Accreditation is subject to ongoing review and periodic renewal requirements.*

03.27.26

Join Our Live Investor Webinar



VIRTUAL DIABETES EDUCATION & THE ACCESS GAP IN DIABETES CARE
Live webinar with Dr. Prem Sahasranam
April 10th, 5 PM PT
Register Now

We are hosting a live webinar with Dr. Prem Sahasranam to discuss the diabetes education access gap and how virtual care delivery may help more patients receive support earlier in their diagnosis.

During the session, Dr. Sahasranam will discuss:

- Why diabetes education remains underused across the healthcare system
- How telehealth allows patients to connect with accredited diabetes educators
- Clinical outcomes from patients served through My Diabetes Health
- How the platform works with health systems, insurers, and care providers

The session will conclude with a live Q&A.

Date: April 10th

Time: 5 PM PT

Register here to attend live or receive the replay:

https://us02web.zoom.us/webinar/register/WN_6owf6NHXRaCJ5jJhpzI6Iw

This Regulation Crowdfunding offering is made available through StartEngine Primary LLC, a member of FINRA and SIPC. This investment is speculative, illiquid, and involves a high degree of risk.

Powered by Froala Editor

03.20.26

What Scaling Care Actually Involves


MY DIABETES TUTOR
Scaling care requires clinicians, licensure, and reimbursement to grow together.

Many healthcare models work in theory but break down when demand increases. Growth depends on whether staffing, licensure, reimbursement, and clinical oversight can expand together without losing quality.

My Diabetes Health was built with those constraints in mind. Care delivery runs through accredited clinicians, supported by centralized operations, technology, and administrative systems that handle scheduling, documentation, and payer requirements. That structure allows patient volume to grow without overloading individual providers.

Expansion also requires navigating state-by-state licensure and payer rules. Rather than growing everywhere at once, MDH is focused on adding capacity where reimbursement pathways already work, and patient access remains limited.

Scaling care means coordinating the people and systems behind the scenes so that education remains consistent as more patients enter the program.

MY DIABETES TUTOR I'm ready to invest

This Reg CF offering is made available through StartEngine Primary, LLC, member FINRA/SIPC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

03.16.26

Why Experience Matters in Healthcare


MY DIABETES TUTOR
The founder previously built one of California's largest diabetes practices.
Experience in staffing, referrals, and reimbursement shaped this model.

Many healthcare ideas make sense on paper. Where they usually fall apart is execution. Staffing, referrals, reimbursement, and clinical oversight all have to work at the same time. If one piece lags, outcomes suffer.

Before starting My Diabetes Health, Dr. Prem Sahasranam built and scaled one of California's largest diabetes practices. He dealt with the day-to-day realities of running care at volume. Hiring educators. Coordinating referrals. Working within payer rules.

That experience shapes how this company operates. Growth decisions come from having already seen what holds up and what breaks under pressure.

MY DIABETES TUTOR — I'm ready to invest

This Reg CF offering is made available through StartEngine Primary, LLC, member FINRA/SIPC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

03.13.26

How Care Delivery Affects the Business Model


MY DIABETES TUTOR
One-on-one clinician sessions are reimbursed. Apps usually aren't.
The care model affects engagement, outcomes, and insurance coverage.

Many diabetes solutions rely on apps or self-guided tools. While these tools scale quickly, insurers don't reimburse them as they do clinical services, and engagement often declines over time.

My Diabetes Health delivers one-on-one education through accredited clinicians. This structure supports insurance reimbursement and allows educators to adapt sessions to each patient's condition and daily challenges.

Patients stay engaged longer when they work with a dedicated educator. That engagement improves outcomes and reinforces referral-driven growth.

MY DIABETES TUTOR — I'm ready to invest

This Reg CF offering is made available through StartEngine Primary, LLC, member FINRA/SIPC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

03.10.26

Launch of Pediatric Steps℠


MY DIABETES TUTOR
My Diabetes Health Launches Pediatric Steps℠ Program
Telehealth Diabetes Education for Children and Families

We are excited to share an operational update with our investor community: Effective March 16, 2026, My Diabetes Tutor is officially launching its specialized pediatric program, Pediatric Steps℠.

Expanding into the pediatric market is a strategic step in our mission to provide scalable, nationwide access to life-changing diabetes education. This program aims to address a critical gap in care for families who face logistical barriers, rural access issues, or the need for specialized, age-appropriate clinical guidance.

Program Highlights Include:

- **Expanding Clinical Support:** We are bringing our clinical expertise to a new demographic, aiming for a 1.6 point reduction in A1C and a significant decrease in costly ER visits and hospitalizations.
- **Comprehensive Tech Support:** The program includes guidance designed to help families better understand insulin pump initiation and continuous glucose monitoring (CGM) technologies.
- **Operational Scalability:** By utilizing our existing telehealth infrastructure, we can offer flexible evening and weekend sessions that traditional clinics often struggle to provide.
- **Inclusive Market Reach:** With curriculum and expert support available in English and Spanish, we aim to widen our reach to underserved populations.

This launch reflects our continued efforts to expand access to diabetes education and support across a broader patient population.

MY DIABETES TUTOR
I'm ready to invest

This Reg CF offering is made available through StartEngine Primary, LLC, member FINRA/SIPC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

03.10.26

Why Outcomes Drive Everything Else


MY DIABETES TUTOR
PATIENTS AVERAGE A 1.6-POINT A1C REDUCTION.
More than double the national average for diabetes education programs.

Physicians naturally tend to refer patients to programs that demonstrate improvement.

Patients working with My Diabetes Health average a 1.6-point reduction in A1C, more than double the national average reported for diabetes education programs. That level of improvement correlates with a lower risk of serious complications.

These results support referral relationships and inform conversations with payers and health systems that measure success through outcomes rather than visit volume.

MY DIABETES TUTOR I'm ready to invest

This Reg CF offering is made available through StartEngine Primary, LLC, member FINRA/SIPC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

03.06.26

Why Accreditation Shapes the Market


MY DIABETES TUTOR
Accreditation determines whether education is reimbursed.
My Diabetes Health is accredited by the Association of Diabetes Care & Education Specialists.

Access alone does not qualify care for reimbursement. In diabetes education, accreditation determines whether insurers pay and whether physicians feel confident referring patients.

My Diabetes Health is accredited by the Association of Diabetes Care and Education Specialists. That requires licensed educators, defined care protocols, clinical oversight, and ongoing compliance.

Accreditation affects reimbursement decisions, referral behavior, and partnership discussions with health systems. Building this foundation early allowed My Diabetes Health to operate within established clinical standards rather than outside them.

MY DIABETES TUTOR I'm ready to invest

This Reg CF offering is made available through StartEngine Primary, LLC, member FINRA/SIPC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

03.05.26

Why Virtual Care Became Viable


MY DIABETES TUTOR
Virtual diabetes education is now reimbursed by insurers.
Telehealth policy changes allow accredited programs to be paid like in-person care.

Virtual diabetes education existed before 2020, but reimbursement rarely supported it at scale. Without consistent payment, most programs stalled.

Policy changes during COVID expanded telehealth coverage, and many of those changes remained. Insurers now reimburse virtual diabetes education at rates similar to in-person programs when providers meet clinical standards.

That shift allowed providers to design education around patient access rather than clinic capacity. My Diabetes Health launched with this reimbursement structure already in place.


MY DIABETES TUTOR
I'm ready to invest

This Reg CF offering is made available through StartEngine Primary, LLC, member FINRA/SIPC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

02.27.26

Why the Gap Persists


MY DIABETES TUTOR
In-person clinics leave many patients without diabetes education.
Location, work schedules, and language barriers limit access for insured populations.

Traditional diabetes education centers on in-person clinics. That model assumes patients live nearby, speak the clinic's language, and can attend appointments during work hours.

Many patients cannot meet those assumptions.

The gap is most evident among Medicare, Medicaid, and Tricare populations, which account for about 40% of insured Americans. These patients face greater barriers to clinic-based care, and providers often avoid serving them because in-person delivery becomes harder to manage.

Virtual education removes location and scheduling as barriers. That focus drives how My Diabetes Health chooses whom to serve.


MY DIABETES TUTOR
I'm ready to invest

This Reg CF offering is made available through StartEngine Primary, LLC, member FINRA/SIPC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Show More Updates

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign reward.

10% **Stack Venture Club & Rewards!**
Members get an extra 10% shares in addition to rewards below!

Venture Club
Venture Club Members earn 10% bonus shares on top of this and all eligible investments for an entire year. Not a member? Sign up at checkout ($275/year).

$1,000
Tier 1 Perk
Invest $1,000+ and receive 2% bonus shares.

$5,000
Tier 2 Perk
Invest $5,000+ and receive 4% bonus shares

Select

Select

$10,000

Tier 3 Perk

Invest $10,000+ and receive 6% bonus shares

Select

$25,000

Tier 4 Perk

Invest $25,000+ and receive 8% bonus shares

Select

$50,000

Tier 5 Perk

Invest $50,000+ and receive 10% bonus shares

Select

JOIN THE DISCUSSION

What's on your mind?

0/2500

Post

Mark Perlmutter

2 months ago

Dr Prem,
Diabetes education is so critical. 20 years ago I funded a film showing a doctor using food to reverse diabetes in 6 patients. Among other things, I started a crowdfunding club (PlanetPositiveInvesting.com) and since inception 29k members joined.
Would you or someone from your team like to discuss us announcing your offering to our club?
Please use this link to select a convenient time to Zoom: Calendly.com/mark-perlmutter
To a more plant-based world,
Mark

Show less

0 0

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Did you know more than half of patients with diabetes never receive diabetes education from a nationally accredited diabetes education program?

This means people with diabetes never learn how to better manage their condition. Therefore, they constantly struggle to reach diabetes wellness goals and improve their health. Learning

about how to manage diabetes is time intensive. Certainly, it requires more time than providers have available to them in brief office visits and is often outside the capacity of what many health plans can provide.

This is where My Diabetes Tutor comes in with our friendly certified diabetes care and education specialists who are an extension of the physicians practice and can provide patients with all of the needed resources to better manage their condition. My Diabetes Tutor partners with physician practices, health plans, health systems, diabetes technology companies, pharmacies, and individuals to deliver personalized evidence-based diabetes education and support.

In our personalized one-on-one education sessions, patients learn about nutrition, blood sugar goals, diabetes complications, available diabetes technology, and many more topics. After meeting with their provider, patients feel focused, empowered, and encouraged to improve their health.

“There are many things that make My Diabetes Tutor successful, but in particular, it's our patient centered collaborative approach. We work one-on-one with each participant, which allows us to individualize their diabetes education and to tailor our recommendations to their unique needs, preferences, and goals.”

Let's hear a few words from the chief medical officer and founder of My Diabetes Tutor, Dr. Prem Sahasranam.

“My Diabetes Tutor is an accredited LA health diabetes education program offered to people with diabetes nationwide. My Diabetes Tutor offers personalized one-on-one education to give patients the tools and resources to better manage their condition.”

Please visit our website for a physician or patient referral form at mydiabetestutor.com, or give us a call. My Diabetes Tutor: diabetes management to help support better health.

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

State of Delaware
Secretary of State
Division of Corporations
Delivered 02:40 PM 10/22/2025
FILED 02:40 PM 10/22/2025
SR 20254340209 - File Number 7442759

CERTIFICATE OF AMENDMENT
TO THE
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
MY DIABETES HEALTH, INC.

MY DIABETES HEALTH, INC. (the "**Corporation**"), a corporation organized and existing under the General Corporation Law of the State of Delaware, hereby certifies as follows:

1. This Certificate of Amendment (the "**Certificate of Amendment**") amends the provisions of the Corporation's Amended and Restated Certificate of Incorporation filed with the Secretary of State on June 6, 2025 (the "**Certificate of Incorporation**").

2. The first paragraph of Article Four of the Certificate of Incorporation shall be deleted and replaced in its entirety with the following:

> **FOURTH:** The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 22,167,550 shares of Common Stock, $0.00001 par value per share ("**Common Stock**"), and (ii) 12,069,200 shares of Preferred Stock, $0.00001 par value per share ("**Preferred Stock**"), of which 5,995,203 shares are hereby designated as "**Series A Preferred Stock**" and 6,073,997 shares are hereby designated as "**Series A-1 Preferred Stock**."

3. This amendment was duly adopted in accordance with the provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware.

4. All other provisions of the Certificate of Incorporation shall remain in full force and effect.

[Signature Page Follows]

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by Dr. Prem Sahasranam, its Chief Executive Officer, this 22nd day of October, 2025.

Signed by:

By: Prem Sahasranam

92B55B715E7448C...

Dr. Prem Sahasranam, Chief Executive Officer of My Diabetes Health, Inc.

State of Delaware
Secretary of State
Division of Corporations
Delivered 04:00 PM 06/06/2025
FILED 04:01 PM 06/06/2025
SR 20252992533 - File Number 7442759

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF MY DIABETES HEALTH, INC.

(Pursuant to Sections 242 and 245 of the General Corporation Law of the State of Delaware)

My Diabetes Health, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "**General Corporation Law**"),

DOES HEREBY CERTIFY:

1. That the name of this corporation is My Diabetes Health, Inc., and that this corporation was originally incorporated pursuant to the General Corporation Law on May 4, 2023 under the name My Diabetes Health, Inc.

2. That the Board of Directors duly adopted resolutions proposing to amend and restate the existing Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, all in accordance with Sections 242 and 245 of the General Corporation Law, and the same has been approved by the written consent of the stockholders of this corporation in accordance with Section 228 of the General Corporation Law, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as follows:

FIRST: The name of this corporation is My Diabetes Health, Inc. (the "**Corporation**").

SECOND: The address of the registered office of the Corporation in the State of Delaware is 251 Little Falls Drive, in the City of Wilmington, County of New Caste 19808. The name of its registered agent at such address is Corporation Service Company.

THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 20,983,502 shares of Common Stock, $0.00001 par value per share ("**Common Stock**"), (ii) 10,570,400 shares of Preferred Stock, $0.00001 par value per share ("**Preferred Stock**"), of which 4,496,403 shares are hereby designated as "**Series A Preferred Stock**" and 6,073,997 shares are hereby designated as "**Series A-1 Preferred Stock**."

The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

A. COMMON STOCK

General. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

1. Voting. The holders of the Common Stock are entitled to one vote for each share of Common Stock held as of the applicable record date for each meeting of stockholders (and written actions

in lieu of meetings); provided, however, that, except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Amended and Restated Certificate of Incorporation that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Amended and Restated Certificate of Incorporation or pursuant to the General Corporation Law. There shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of this Amended and Restated Certificate of Incorporation) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

B. PREFERRED STOCK

The Preferred Stock has the following rights, preferences, powers, privileges and restrictions, qualifications and limitations. Unless otherwise indicated, references to "sections" or "subsections" in this Part B of this Article Fourth refer to sections and subsections of Part B of this Article Fourth.

1. Dividends. The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in this Amended and Restated Certificate of Incorporation) the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock in an amount at least equal to (i) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the Applicable Original Issue Price (as defined below); provided that, if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Corporation, the dividend payable to the holders of Preferred Stock pursuant to this Section 1 shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Preferred Stock dividend. The "**Series A Original Issue Price**" shall mean, with respect to the Series A Preferred Stock, $0.6672 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A Preferred Stock. The "**Series A-1 Original Issue Price**" shall mean, with respect to the Series A-1 Preferred Stock, $0.4865 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A-1 Preferred Stock. As used in this Amended and Restated Certificate of Incorporation, the "**Applicable Original Issue Price**" shall be deemed to refer to the Original Issue Price associated with the series of the Corporation's Preferred Stock being considered.

2. Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

2.1 Preferential Payments to Holders of Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of

Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders or in the case of a Deemed Liquidation Event (as defined below), out of the consideration payable to stockholders in such Deemed Liquidation Event or the Available Proceeds (as defined below), as applicable, before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (i) one times the Applicable Original Issue Price, plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock pursuant to Section 4 immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event (the amount payable pursuant to this sentence is hereinafter referred to as the "**Liquidation Amount**"). If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they shall be entitled under this Subsection 2.1, the holders of shares of Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares of Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares of Preferred Stock were paid in full.

2.2 Distribution of Remaining Assets. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after the payment in full of all Liquidation Amounts required to be paid to the holders of shares of Preferred Stock, the remaining assets of the Corporation available for distribution to its stockholders or, in the case of a Deemed Liquidation Event, the consideration not payable to the holders of shares of Preferred Stock pursuant to Subsection 2.1 or the remaining Available Proceeds, as the case may be, shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares held by each such holder.

2.3 Deemed Liquidation Events.

2.3.1 Definition. Each of the following events shall be considered a "**Deemed Liquidation Event**" unless either (i) the holders of at least a majority of the outstanding shares of Preferred Stock or (ii) the Lead Investor, as defined in that certain Voting Agreement among the Corporation and certain of its stockholders dated on or about the date hereof (in each case, the "**Requisite Holders**") elect otherwise by written notice sent to the Corporation at least 10 days prior to the effective date of any such event:

(a) a merger or consolidation in which

(i) the Corporation is a constituent party or

(ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation,

except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation; or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; or

(b) (1) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all of the assets of the Corporation and its subsidiaries taken as a whole, or (2) the sale or disposition (whether by merger, consolidation or otherwise, and whether in a single transaction or a series of related transactions) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

2.3.2 Effecting a Deemed Liquidation Event.

(a) The Corporation shall not have the power to effect a Deemed Liquidation Event referred to in Subsection 2.3.1(a)(i) unless the agreement or plan of merger or consolidation for such transaction (the "**Merger Agreement**") provides that the consideration payable to the stockholders of the Corporation in such Deemed Liquidation Event shall be paid to the holders of capital stock of the Corporation in accordance with Subsections 2.1 and 2.2.

(b) In the event of a Deemed Liquidation Event referred to in Subsection 2.3.1(a)(ii) or Subsection 2.3.1(b), if the Corporation does not effect a dissolution of the Corporation under the General Corporation Law within 90 days after such Deemed Liquidation Event, then (i) the Corporation shall send a written notice to each holder of Preferred Stock no later than the 90th day after the Deemed Liquidation Event advising such holders of their right (and the requirements to be met to secure such right) pursuant to the terms of the following clause; (ii) to require the redemption of such shares of Preferred Stock, and (iii) if the Requisite Holders so request in a written instrument delivered to the Corporation not later than 120 days after such Deemed Liquidation Event, the Corporation shall use the consideration received by the Corporation from such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, as determined in good faith by the Corporation's Board of Directors (the "**Board of Directors**")), together with any other assets of the Corporation available for distribution to its stockholders, all to the extent permitted by Delaware law governing distributions to stockholders (the "**Available Proceeds**"), on the 150th day after such Deemed Liquidation Event, to redeem all outstanding shares of Preferred Stock at a price per share equal to the Liquidation Amount. Notwithstanding the foregoing, in the event of a redemption pursuant to the preceding sentence, if the Available Proceeds are not sufficient to redeem all outstanding shares of Preferred Stock, the Corporation shall redeem a pro rata portion of each holder's shares of Preferred Stock to the fullest extent of such Available Proceeds, based on the respective amounts which would otherwise be payable in respect of the shares to be redeemed if the Available Proceeds were sufficient to redeem all such shares, and shall redeem the remaining shares as soon as it may lawfully do so under Delaware law governing distributions to stockholders. Prior to the distribution or redemption provided for in this Subsection 2.3.2(b), the Corporation shall not expend or dissipate the consideration received for such Deemed Liquidation Event, except to discharge expenses incurred in connection with such Deemed Liquidation Event or in the ordinary course of business.

2.3.3 Amount Deemed Paid or Distributed. The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer, exclusive license, other disposition or redemption shall be the cash or the value of the property, rights or securities to be paid or distributed to such holders pursuant to such Deemed Liquidation Event. The value of such property, rights or securities shall be determined in good faith by the Board of Directors.

2.3.4 Allocation of Escrow and Contingent Consideration. In the event of a Deemed Liquidation Event pursuant to Subsection 2.3.1(a)(i), if any portion of the consideration payable to the stockholders of the Corporation is payable only upon satisfaction of contingencies (the "**Additional Consideration**"), the Merger Agreement shall provide that (a) the portion of such consideration that is not Additional Consideration (such portion, the "**Initial Consideration**") shall be allocated among the holders of capital stock of the Corporation in accordance with Subsections 2.1 and 2.2 as if the Initial Consideration were the only consideration payable in connection with such Deemed

Liquidation Event; and (b) any Additional Consideration which becomes payable to the stockholders of the Corporation upon release from escrow or satisfaction of such contingencies shall be allocated among the holders of capital stock of the Corporation in accordance with Subsections 2.1 and 2.2 after taking into account the previous payment of the Initial Consideration as part of the same transaction. For the purposes of this Subsection 2.3.4 and notwithstanding anything to the contrary set forth herein or in any Merger Agreement or otherwise, consideration placed into escrow or retained as a holdback to be available for satisfaction of indemnification or similar obligations in connection with such Deemed Liquidation Event shall be deemed to be Additional Consideration.

3. Voting.

3.1 General. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of a meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of this Amended and Restated Certificate of Incorporation, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as-converted to Common Stock basis (the "**Common Directors**").

3.2 Election of Directors. The holders of record of the shares of Common Stock exclusively and voting together as a single class shall be entitled to elect four directors of the Corporation. For so long as at least 5,285,200 shares of Preferred Stock are outstanding, the holders of record of the shares of Preferred Stock exclusively and voting together as a single class shall be entitled to elect one director of the Corporation. Any director elected as provided in the preceding sentence may be removed without cause by, and only by, the affirmative vote of the holders of the shares of the class or series of capital stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders. If the holders of shares fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors, voting exclusively and as a separate class, pursuant to and in accordance with this Subsection 3.2, then any directorship not so filled shall remain vacant until such time as the holders of shares entitled to elect directors pursuant to and in accordance with this Subsection 3.2 elect a person to fill such directorship by vote or written consent in lieu of a meeting; and no such directorship may be filled by stockholders of the Corporation other than by the stockholders of the Corporation that are entitled to elect a person to fill such directorship, voting exclusively and as a separate class. The holders of record of the shares of Common Stock and of any other class or series of voting stock (including the Preferred Stock), exclusively and voting together as a single class on an as-converted to Common Stock basis, shall be entitled to elect the balance of the total number of directors of the Corporation. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or series entitled to elect such director shall constitute a quorum for the purpose of electing such director. Except as otherwise provided in this Subsection 3.2, a vacancy in any directorship filled by the holders of any class or series shall be filled only by vote or written consent in lieu of a meeting of the holders of such class or series or by any remaining director or directors elected by the holders of such class or series pursuant to this Subsection 3.2.

3.3 Preferred Stock Protective Provisions. At any time when at least 5,285,200 shares of Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Preferred Stock) are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation, recapitalization, reclassification, statutory conversion, or otherwise, do any of the following without (in addition to any other vote required by law or this Amended and Restated Certificate of Incorporation) the written consent or affirmative vote of the Requisite Holders given in writing or by vote at a meeting, consenting or voting (as the case may be) as a single class, on an as-converted basis, and any such act or transaction entered into without such consent or vote shall be null and void *ab initio*, and of no force or effect:

3.3.1 liquidate, dissolve or wind-up the business and affairs of the Corporation, effect any merger or consolidation or any other Deemed Liquidation Event, or consent to any of the foregoing;

3.3.2 amend, alter or repeal any provision of this Amended and Restated Certificate of Incorporation or Bylaws of the Corporation in a manner that adversely affects the powers, preferences or rights of the Preferred Stock (it being understood that the creation of a new security having rights, preferences, or privileges pari passu or junior to the Preferred Stock in a future financing shall not constitute an adverse change for this purpose);

3.3.3 create, or authorize the creation of, or issue, the creation of or issue any other security convertible into or exercisable for any equity security unless the same ranks pari passu or junior to the Series A Preferred Stock with respect to its rights, preferences and privileges;

3.3.4 increase or decrease the authorized number of shares of Series A Preferred Stock;

3.3.5 sell, issue, sponsor, create or distribute, or cause or permit any of its subsidiaries to sell, issue, sponsor, create or distribute, any digital tokens, cryptocurrency or other blockchain-based assets (collectively, "**Tokens**"), including through a pre-sale, initial coin offering, token distribution event or crowdfunding, or through the issuance of any instrument convertible into or exchangeable for Tokens without approval of the Board of Directors;

3.3.6 purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Corporation other than (i) redemptions of or dividends or distributions on the Preferred Stock as expressly authorized herein, (ii) dividends or other distributions payable on the Common Stock solely in the form of additional shares of Common Stock and (iii) repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the Corporation or any subsidiary in connection with the cessation of such employment or service at a price no greater than the fair market value thereof, or (iv) as approved by the Board of Directors;

3.3.7 (vi) create or authorize the creation of any debt security, if the aggregate indebtedness of the Corporation and its subsidiaries for borrowed money following such action would exceed $1,000,000 (except for (i) purchase money liens or statutory liens of landlords, mechanics, materialmen, workmen, warehousemen and other similar persons arising or incurred in the ordinary course of business; (ii) equipment leases incurred in the ordinary course of business; (iii) trade credit incurred in the ordinary course of business; and (iv) bank lines of credit approved by the Board of Directors) or incur other indebtedness for borrowed money, including but not limited to obligations and contingent obligations under guarantees, or permit any subsidiary to take any such action with respect to any debt security lien, security interest or other indebtedness for borrowed money;

3.3.8 create, or hold capital stock in, any subsidiary that is not wholly owned (either directly or through one or more other subsidiaries) by the Corporation (or substantially wholly owned other than de minimis holdings of a second holder required by non-U.S. law), or permit any subsidiary to create, or issue or obligate itself to issue, any shares of any class or series of capital stock, or sell, transfer or otherwise dispose of any capital stock of any direct or indirect subsidiary of the Corporation, or permit any direct or indirect subsidiary to sell, lease, transfer, exclusively license or otherwise dispose (in a single transaction or series of related transactions) of all or substantially all of the assets of such subsidiary; or

3.3.9 increase or decrease the authorized number of directors constituting the Board of Directors, change the number of votes entitled to be cast by any director or directors on any matter, or adopt any provision inconsistent with this Article Fourth.

4. Optional Conversion. The holders of the Preferred Stock shall have conversion rights as follows (the "**Conversion Rights**"):

4.1 Right to Convert.

4.1.1 Conversion Ratio. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the Applicable Original Issue Price by the Applicable Conversion Price (as defined below) in effect at the time of conversion. All references to the Common Stock to be issued upon conversion of the Preferred Stock in this Section 4 shall refer to the Common Stock. The "**Applicable Conversion Price**" shall, in respect of each series of Preferred Stock initially be equal to the Applicable Original Issue Price of such series of Preferred Stock. Such Applicable Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below.

4.1.2 Termination of Conversion Rights. In the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Preferred Stock; provided that the foregoing termination of Conversion Rights shall not affect the amount(s) otherwise paid or payable in accordance with Subsection 2.1 to holders of Preferred Stock pursuant to such liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event.

4.2 Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the number of shares of Common Stock issued upon conversion of the Preferred Stock shall be rounded to the nearest whole share.

4.3 Mechanics of Conversion.

4.3.1 Notice of Conversion. In order for a holder of Preferred Stock to voluntarily convert shares of Preferred Stock into shares of Common Stock, such holder shall (a) provide written notice to the Corporation's transfer agent at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent) that such holder elects to convert all or any number of such holder's shares of Preferred Stock and, if applicable, any event on which such conversion is contingent and (b), if such holder's shares are certificated, surrender the certificate or certificates for such shares of Preferred Stock (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent). Such notice shall state such holder's name or the names of the nominees in which such holder wishes the shares of Common Stock to be issued. If required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such notice and, if applicable, certificates (or lost certificate affidavit and agreement) shall be the time of conversion (the "**Conversion**

Time"), and the shares of Common Stock issuable upon conversion of the specified shares shall be deemed to be outstanding of record as of such date. The Corporation shall, as soon as practicable after the Conversion Time (i) issue and deliver to such holder of Preferred Stock, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, (ii) pay in cash such amount as provided in Subsection 4.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and (iii) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

4.3.2 Reservation of Shares. The Corporation shall at all times when the Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Amended and Restated Certificate of Incorporation. Before taking any action which would cause an adjustment reducing the Applicable Conversion Price below the then par value of the shares of Common Stock issuable upon conversion of the Preferred Stock, the Corporation will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and non-assessable shares of Common Stock at such adjusted Applicable Conversion Price.

4.3.3 Effect of Conversion. All shares of Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Subsection 4.2 and to receive payment of any dividends declared but unpaid thereon. Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

4.3.4 No Further Adjustment. Upon any such conversion, no adjustment to the Applicable Conversion Price shall be made for any declared but unpaid dividends on the Preferred Stock surrendered for conversion or on the Common Stock delivered upon conversion.

4.3.5 Taxes. The Corporation shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Common Stock upon conversion of shares of Preferred Stock pursuant to this Section 4. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Common Stock in a name other than that in which the shares of Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

4.4 Adjustments to Applicable Conversion Price for Diluting Issues.

4.4.1 Special Definitions. For purposes of this Subsection 4.4, the following definitions shall apply:

(a) "**Additional Shares of Common Stock**" shall mean all shares of Common Stock issued (or, pursuant to Subsection 4.4.3 below, deemed to be issued) by the Corporation after the Original Issue Date (as defined below), other than (1) the following shares of Common Stock and (2) shares of Common Stock deemed issued pursuant to the following Options and Convertible Securities (clauses (1) and (2), collectively, "**Exempted Securities**"):

(i) as to any series of Preferred Stock, shares of Common Stock, Options or Convertible Securities issued as a dividend or distribution on such series of Preferred Stock in accordance with the terms of this Amended and Restated Certificate of Incorporation;

(ii) shares of Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split, split-up or other distribution on shares of Common Stock that is covered by Subsection 4.5, 4.6, 4.7 or 4.8;

(iii) shares of Common Stock or Options issued or issuable to employees or directors of, or consultants or advisors to, the Corporation or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Board of Directors existing as of the date hereof, or pursuant to any amendment to or new plan, agreement or arrangement approved by the Board of Directors;

(iv) shares of Common Stock or Convertible Securities actually issued upon the exercise of Options or shares of Common Stock actually issued upon the conversion or exchange of Convertible Securities, in each case provided such issuance is pursuant to the terms of such Option or Convertible Security;

(v) shares of Common Stock, Options or Convertible Securities issued to banks, equipment lessors or other financial institutions, or to real property lessors, pursuant to a debt financing, equipment leasing or real property leasing transaction approved by the Board of Directors;

(vi) shares of Common Stock, Options or Convertible Securities issued to suppliers or third party service providers in connection with the provision of goods or services pursuant to transactions approved by the Board of Directors;

(vii) shares of Common Stock, Options or Convertible Securities issued as acquisition consideration pursuant to the acquisition of another corporation by the Corporation by merger, purchase of substantially all of the assets or other reorganization or to a joint venture agreement, provided that such issuances are approved by the Board of Directors; or

(viii) shares of Common Stock, Options or Convertible Securities issued in connection with sponsored research, collaboration, technology license, development, OEM, marketing or other similar agreements or strategic partnerships approved by the Board of Directors.

(b) "**Convertible Securities**" shall mean any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock, but excluding Options.

(c) "**Option**" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

(d) "**Original Issue Date**" shall mean the date on which the first share of Preferred Stock is issued.

4.4.2 No Adjustment of Applicable Conversion Price. No adjustment in the Applicable Conversion Price shall be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Corporation receives written notice from the Requisite Holders agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock.

4.4.3 Deemed Issue of Additional Shares of Common Stock.

(a) If the Corporation at any time or from time to time after the Original Issue Date shall issue any Options or Convertible Securities (excluding Options or Convertible Securities which are themselves Exempted Securities) or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date.

(b) If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to the Applicable Conversion Price pursuant to the terms of Subsection 4.4.4, are revised as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Corporation upon such exercise, conversion and/or exchange, then, effective upon such increase or decrease becoming effective, the Applicable Conversion Price computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) shall be readjusted to such Applicable Conversion Price as would have been obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no readjustment pursuant to this clause (b) shall have the effect of increasing the Applicable Conversion Price to an amount which exceeds the lower of (i) the Applicable Conversion Price in effect immediately prior to the original adjustment made as a result of the issuance of such Option or Convertible Security, or (ii) the Applicable Conversion Price that would have resulted from any issuances of Additional Shares of Common Stock (other than deemed issuances of Additional Shares of Common Stock as a result of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

(c) If the terms of any Option or Convertible Security (excluding Options or Convertible Securities which are themselves Exempted Securities), the issuance of which did not result in an adjustment to the Applicable Conversion Price pursuant to the terms of Subsection 4.4.4 (either because the consideration per share (determined pursuant to Subsection 4.4.5) of the Additional Shares of Common Stock subject thereto was equal to or greater than the Applicable Conversion Price then in effect, or because such Option or Convertible Security was issued before the Original Issue Date), are revised after the Original Issue Date as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (2) any decrease in the consideration payable to the Corporation upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended or adjusted, and the Additional Shares of Common Stock subject thereto (determined in the manner provided in Subsection 4.4.3(a) shall be deemed to have been issued effective upon such increase or decrease becoming effective.

(d) Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security (or portion thereof) which resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the Applicable Conversion Price pursuant to the terms of Subsection 4.4.4, the Applicable Conversion Price shall be readjusted to such Applicable Conversion Price as would have been obtained had such Option or Convertible Security (or portion thereof) never been issued.

(e) If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, is calculable at the time such Option or Convertible Security is issued or amended but is subject to adjustment based upon subsequent events, any adjustment to the Applicable Conversion Price provided for in this Subsection 4.4.3 shall be effected at the time of such issuance or amendment based on such number of shares or amount of consideration without regard to any provisions for subsequent adjustments (and any subsequent adjustments shall be treated as provided in clauses (b) and (c) of this Subsection 4.4.3). If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, cannot be calculated at all at the time such Option or Convertible Security is issued or amended, any adjustment to the Applicable Conversion Price that would result under the terms of this Subsection 4.4.3 at the time of such issuance or amendment shall instead be effected at the time such number of shares and/or amount of consideration is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to the Applicable Conversion Price that such issuance or amendment took place at the time such calculation can first be made.

4.4.4 Adjustment of Applicable Conversion Price Upon Issuance of Additional Shares of Common Stock. In the event the Corporation shall at any time after the Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Subsection 4.4.3), without consideration or for a consideration per share less than the Applicable Conversion Price in effect immediately prior to such issuance or deemed issuance, then the Applicable Conversion Price shall be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula:

$$CP_2 = CP_1 * [(A + B) \div (A + C)].$$

For purposes of the foregoing formula, the following definitions shall apply:

(a) "CP_2" shall mean the Applicable Conversion Price in effect immediately after such issuance or deemed issuance of Additional Shares of Common Stock

(b) "CP_1" shall mean the Applicable Conversion Price in effect immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock;

(c) "A" shall mean the number of shares of Common Stock outstanding immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issuance or deemed issuance or upon conversion or exchange of Convertible Securities (including the Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue);

(d) "B" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued or deemed issued at a price per share equal to CP_1 (determined by dividing the aggregate consideration received by the Corporation in respect of such issue by CP_1); and

(e) "C" shall mean the number of such Additional Shares of Common Stock issued in such transaction.

4.4.5 Determination of Consideration. For purposes of this Subsection 4.4, the consideration received by the Corporation for the issuance or deemed issuance of any Additional Shares of Common Stock shall be computed as follows:

(a) Cash and Property: Such consideration shall:

(i) insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation, excluding amounts paid or payable for accrued interest;

(ii) insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board of Directors; and

(iii) in the event Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (i) and (ii) above, as determined in good faith by the Board of Directors.

(b) Options and Convertible Securities. The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to Subsection 4.4.3, relating to Options and Convertible Securities, shall be determined by dividing:

(i) The total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

(ii) the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

4.4.6 Multiple Closing Dates. In the event the Corporation shall issue on more than one date Additional Shares of Common Stock that are a part of one transaction or a series of related transactions and that would result in an adjustment to the Applicable Conversion Price pursuant to the terms of Subsection 4.4.4, and such issuance dates occur within a period of no more than ninety (90) days from the first such issuance to the final such issuance, then, upon the final such issuance, the Applicable Conversion Price shall be readjusted to give effect to all such issuances as if they occurred on the date of the first such issuance (and without giving effect to any additional adjustments as a result of any such subsequent issuances within such period).

4.5 Adjustment for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after the Original Issue Date effect a subdivision of the outstanding Common Stock, the Applicable Conversion Price in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the Original Issue Date combine the outstanding shares of Common Stock, the Applicable Conversion Price in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this Subsection 4.5 shall become effective at the close of business on the date the subdivision or combination becomes effective.

4.6 Adjustment for Certain Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Applicable Conversion Price in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the Applicable Conversion Price then in effect by a fraction:

(1) the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(2) the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing (a) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Applicable Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter the Applicable Conversion Price shall be adjusted pursuant to this Subsection 4.6 as of the time of actual payment of such dividends or distributions; and (b) that no such adjustment shall be made if the holders of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock as they would have received if all outstanding shares of Preferred Stock had been converted into Common Stock on the date of such event.

4.7 Adjustments for Other Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock) or in other property and the provisions of Section 1 do not apply to such dividend or distribution, then and in each such event the holders of Preferred Stock shall receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities or other property in an amount equal to the amount of such securities or other property as they would have received if all outstanding shares of Preferred Stock had been converted into Common Stock on the date of such event.

4.8 Adjustment for Merger or Reorganization, etc. Subject to the provisions of Subsection 2.3, if there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Corporation in which the Common Stock (but not the Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Subsections 4.4, 4.6 or 4.7), then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of Preferred Stock shall thereafter be convertible in lieu of the Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board of Directors) shall be made in the application of the provisions in this Section 4 with respect to the rights and interests thereafter of the holders of the Preferred Stock, to the end that the provisions set forth in this Section 4 (including provisions with respect to changes in and other adjustments of the Applicable Conversion Price) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Preferred Stock.

4.9 Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Applicable Conversion Price pursuant to this Section 4, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than ten (10) days after the request of a holder of Preferred Stock, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which the Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of Preferred Stock (but in any event not later than ten (10) days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (i) the Applicable Conversion Price then in effect, and (ii) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of Preferred Stock.

4.10 Notice of Record Date. In the event:

(a) the Corporation shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b) of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c) of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

(d) then, and in each such case, the Corporation will send or cause to be sent to the holders of the Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Preferred Stock and the Common Stock. Such notice shall be sent at least ten (10) days prior to the record date or effective date for the event specified in such notice.

5. Mandatory Conversion.

5.1 Trigger Events. Upon either (a) the closing of the sale of shares of

Common Stock to the public in a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $30 million of gross proceeds, to the Corporation, and in connection with such offering the Common Stock is listed for trading on the Nasdaq Stock Market's National Market, the New York Stock Exchange or another exchange or marketplace approved by the Board of Directors (a "**Qualified IPO**") or (b) the date and time, or upon the occurrence of an event, specified by vote or written consent of the Requisite Holders (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "**Mandatory Conversion Time**"), then (i) all outstanding shares of Preferred Stock shall automatically be converted into shares of Common Stock, at the then effective conversion rate as calculated pursuant to Subsection 4.1.1 and (ii) such shares may not be reissued by the Corporation.

5.2 Procedural Requirements. All holders of record of shares of Preferred Stock shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to this Section 5. Such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each holder of shares of Preferred Stock in certificated form shall surrender his, her or its certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice. If so required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or by his, her or its attorney duly authorized in writing. All rights with respect to the Preferred Stock converted pursuant to Subsection 5.1, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender any certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of any certificate or certificates of such holders (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Subsection 5.2. As soon as practicable after the Mandatory Conversion Time and, if applicable, the surrender of any certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation shall (a) issue and deliver to such holder, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof and (b) pay cash as provided in Subsection 4.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

6. Redeemed or Otherwise Acquired Shares. Any shares of Preferred Stock that are redeemed, converted or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following redemption, conversion or acquisition.

7. Waiver. Except as otherwise set forth herein, (a) any of the rights, powers, preferences and other terms of the Preferred Stock set forth herein may be waived on behalf of all holders of Preferred Stock by the affirmative written consent or vote of Requisite Holders, and (b) at any time more than one (1) series of Preferred Stock is issued and outstanding, any of the rights, powers, preferences and other terms of any series of Preferred Stock set forth herein may be waived on behalf of all holders of such series of Preferred Stock by the affirmative written consent or vote of the holders of at least a majority of the shares of such series of Preferred Stock then outstanding.

8. Notices. Any notice required or permitted by the provisions of this Article Fourth to be given to a holder of shares of Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and shall be deemed sent upon such mailing or electronic transmission.

FIFTH: Subject to any additional vote required by this Amended and Restated Certificate of Incorporation or Bylaws of the Corporation, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

SIXTH: Subject to any additional vote required by this Amended and Restated Certificate of Incorporation, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation. Each director shall be entitled to one vote on each matter presented to the Board of Directors.

SEVENTH: Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

EIGHTH: Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

NINTH: To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article Ninth to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

Any repeal or modification of the foregoing provisions of this Article Ninth by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

TENTH: To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

Any amendment, repeal or modification of the foregoing provisions of this Article Tenth shall not (a) adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification or (b) increase the liability of any director of the Corporation with respect to any acts or omissions of such director, officer or agent occurring prior to, such amendment, repeal or modification.

ELEVENTH: The Corporation renounces, to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "**Excluded Opportunity**" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any partner, member, director, stockholder, employee, affiliate or agent of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (collectively, the persons referred to in clauses (i) and (ii) are "**Covered Persons**"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation while such Covered Person is performing services in such capacity. Any repeal or modification of this Article Eleventh will only be prospective and will not affect the rights under this Article Eleventh in effect at the time of the occurrence of any actions or omissions to act giving rise to liability. Notwithstanding anything to the contrary contained elsewhere in this Amended and Restated Certificate of Incorporation, the affirmative vote of the Requisite Holders, will be required to amend or repeal, or to adopt any provisions inconsistent with this Article Eleventh.

TWELFTH: Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the Delaware General Corporation Law or the Corporation's certificate of incorporation or bylaws or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten (10) days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. If any provision or provisions of this Article Twelfth shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article Twelfth (including, without limitation, each portion of any sentence of this Article Twelfth containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

* * *

(Signature Page to Follow)

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on June 6, 2025.

Signed by:

By: Prem Sahasranam

92B3587158E746C...

Dr. Prem Sahasranam, M.D., Chief Executive Officer of My Diabetes Health, Inc.